UNITED STATES	OMB APPROVAL
	OMB Number	3235-0167
SECURITIES AND EXCHANGE COMMISSION	Expires: Estimated average burden hours per response	October 31, 2013 1.50
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number _________________________________

GOLDEN PATRIOT CORP.
(Exact name of registrant as specified in its charter)

#207 – 5005 ELBOW DRIVE S.W., CALGARY, AB T2S 2T6
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X ]
Rule 12g-4(a)(2)	[X ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification date:	34

Pursuant to the requirements of the Securities Exchange Act of 1934 GOLDEN PATRIOT CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 21st, 2011	By:	/s/ Michael Gelmon
			Name:	Michael Gelmon
			Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.